U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING


Commission File No.  1-12362


LIFEPOINT, INC.
(Exact name of Registrant as specified in its charter)

Delaware						  33-0539168
(State or other jurisdiction of	      (IRS Employer
Incorporation organization)	        	 I.D. Number)

1205 South Dupont Street
Ontario, California         		91761
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code:
(909) 418-3000

(Check One):

[  ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ X ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

		For Period Ended:   June 30, 2002

		[ ] Transition Report on Form 10-K or Form 10-KSB
		[ ] Transition Report on Form 20-F
		[ ] Transition Report on Form 11-K
		[ ] Transition Report on Form 10-Q or Form 10-QSB
		[ ] Transition Report on Form N-SAR

		For the Transition Period Ended:

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
	`
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I-Registrant Information

	Full Name of Registrant:  LifePoint, Inc.
	Former Name If Applicable:  U.S. Drug Testing, Inc.
	Address of Principal Executive Office (Street and Number):
		1205 South Dupont Street
	City, State and Zip Code:  Ontario, California  91761

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a)    The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X](b)    The subject annual report, semi-annual report,
transition report on Form 10-K or Form 10-KSB, Form 20-F,
11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)	The accountant's statement or other exhibit
required by the Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant's quarterly report on Form 10-Q for the period ending June 30, 2002 cannot be filed within the prescribed time period as a result of the additional review necessary for financial and disclosure requirements imposed by the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") that became effective on July 30, 2002. In addition to the standard
Audit Committee review of the Form 10-Q, the Board of Directors are reviewing the Registrant's compliance with Sarbanes-Oxley. Due to the travel schedules of some Board members the review could not be completed in time to file the Form 10-Q on or before August 14, 2002. The Form 10-Q will be filed as soon as reasonably practical and in no event later than the fifth calendar day following the prescribed due date.


Part IV-Other Information

(1) Name and telephone number of person to contact in regard
	to this notification.
	Michele A. Clark	   	     909		     418-3000
	(Name)			(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment	Company Act of 1940 during the
preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no identify report(s).  [X] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot
be made.  [ ] Yes	 [X] No


LifePoint, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 13, 2002

By	/s/ Michele A. Clark
	Michele A. Clark
	Controller and Chief Accounting Officer